As filed with the Securities and Exchange Commission on May 24, 2007.

Registration No. 333-______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

pSivida Limited
(Exact name of Registrant as specified in its charter)
Western Australia, Commonwealth of Australia	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
Level 12 BGC Centre 28 The Esplanade Perth WA 6000 Australia 61 (8) 9226 5099
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Lori H. Freedman, Esq. Vice President, Corporate Affairs, General Counsel and Secretary pSivida Limited 400 Pleasant Street Watertown, MA 02472 (617) 926-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Lawrence Goodman, Esq. Peter F. Stewart, Esq. Curtis, Mallet-Prevost, Colt & Mosle LLP 101 Park Avenue New York, NY 10178 Tel: (212) 696-6000 Fax: (212) 697-1559
Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered (1)	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Ordinary Shares underlying warrants	24,103,751(2)	$0.20 (3)	$48,207,502	$5,161

(1) American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts issuable on deposit of the equity shares registered hereby have been registered under a separate statement on Form F-6, Registration No. 333-122158. Each ADS represents ten ordinary shares.

(2) In accordance with Rule 416(a), the Registrant is also registering hereunder an indeterminate number of ordinary shares that may be issued and resold to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(3) Estimated solely for the purpose of computing the amount of the registration fee and computed pursuant to Rule 457(g)(1) and 457(g)(2) under the Securities Act of 1933 based upon the higher of the price at which the warrants may be exercised and the offering price of securities of the same class included in the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling security holder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Prospectus, subject to completion, dated May 24, 2007.

PSIVIDA LIMITED

24,103,751 American Depositary Shares
representing 241,037,510 Ordinary Shares

The selling security holder of pSivida Limited identified on page 23 of this prospectus may offer and resell up to 24,103,751 of our American Depositary Shares, or ADSs, each of which is evidenced by an American Depository Receipt and represents ten of our ordinary shares. The ADSs being offered by the selling security holder hereunder are issuable to the selling security holder upon exercise of warrants. We will not receive any proceeds from the sale of shares by the selling security holder. We may receive proceeds from the exercise of the warrants held by the selling security holder if the selling security holder exercises the warrants. We originally issued the warrants to the selling security holder in private transactions.

This offering is not being underwritten. The selling security holder may sell the ADSs being offered by it from time to time on the NASDAQ Global Market, in market transactions, in negotiated transactions or otherwise, and at prices and at terms that will be determined by the then prevailing market price for the ADSs or by a combination of such methods of sale. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution”.

Our ADSs are quoted on the NASDAQ Global Market under the symbol “PSDV”. The last reported sale price of our ADSs on the NASDAQ Global Market on May 21, 2007 was US$1.57.

Our ordinary shares are listed on the Australian Stock Exchange under the symbol “PSD”. On May 21, 2007, the closing price of our ordinary shares on the Australian Stock Exchange was A$0.180, equivalent to a price of approximately US$1.48 per ADS based on the Federal Reserve Bank of New York noon buying exchange rate on that date of A$1.00 = US$0.82. Our ordinary shares are also listed on the Frankfurt, Berlin, Munich and Stuttgart stock exchanges under the symbol “PSI” and on the OFEX International Market Service under the symbol “PSD”.

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 6

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                   , 2007

TABLE OF CONTENTS

The Company	2
Risk Factors	6
Forward-Looking Statements	20
Capitalization and Indebtedness	21
The Offering	22
Use of Proceeds	23
Selling Security Holder	23
Plan of Distribution	24
Description of Securities	26
Legal Matters	26
Experts	26
Enforceability of Civil Liabilities	26
Expenses	27
Where You Can Find Additional Information	27
Incorporation by Reference	27

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale of these securities is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only.

References in this prospectus to “pSivida”, “the Company”, “we”, “us”, “our”, or similar terms refer to pSivida Limited, except as otherwise indicated. On December 30, 2005, we completed the acquisition of Control Delivery Systems, Inc., which was renamed pSivida Inc. We make reference to Control Delivery Systems as “CDS” or as “pSivida Inc.” generally depending on whether such reference relates to that company before or after the acquisition. As of July 1, 2006, the NASDAQ National Market changed its name to the NASDAQ Global Market. References to the NASDAQ Global Market relating to periods before such date refer to the NASDAQ National Market.

In this registration statement we make reference to Australian Equivalents to International Financial Reporting Standards as “A-IFRS” and accounting principles generally accepted in the United States of America as “U.S. GAAP.” References to “A$” are to Australian dollars and references to “US$” are to United States dollars. In our financial statements references to “$” are to Australian dollars and references to “US$” are to United States dollars. On June 30, 2005, the Federal Reserve Bank of New York Noon Buying Rate was US$0.7618 = A$1.00, on June 30, 2006 such exchange rate was US$0.7423 = A$1.00 and on December 29, 2006 such exchange rate was US$0.7884 = A$1.00.

THE COMPANY

pSivida Limited is an Australian company existing pursuant to the Australian Corporations Act 2001 whose shares are listed on the Australian Stock Exchange, the NASDAQ Global Market, the Frankfurt Stock Exchange and London’s OFEX International Market Service. Our corporate headquarters are located at Level 12 BGC Centre, 28 The Esplanade, Perth WA 6000, Australia, and our phone number is +61 (8) 9226 5099. We also operate subsidiaries in the United Kingdom, Australia and the United States.

Our Business

pSivida is a global, bio-nanotechnology company focusing on the development of products utilizing our proprietary technologies for targeted and controlled drug delivery. We are developing three key technologies as follows:

•	Durasert™
•	BioSilicon™
•	CODRUG™

The following are the key features, attributes and status of our three key technologies and associated product developments.

•
Durasert: This technology uses a drug core with one or more surrounding polymer layers. The drug permeates through the polymers into the body at a controlled and pre-determined rate for periods of up to three years in our approved products. We believe that this technology may allow delivery periods of up to 10 years. Two products based on this technology have been developed and approved by the U.S. Food and Drug Administration, or FDA: Vitrasert®, for AIDS-associated cytomegalovirus infections of the eye, and Retisert®, for uveitis. These two products are licensed to and marketed by Bausch & Lomb. A third product utilizing the technology, Medidur™, is being developed in conjunction with Alimera Sciences and is in Phase III clinical trials for the treatment of diabetic macular edema, or DME. In April 2007, we announced an exclusive world-wide collaborative research and license agreement with Pfizer, Inc. for our controlled drug delivery technologies, including the portions of our Medidur technology which had not previously been licensed to Alimera, in ophthalmic applications. The technology may also be evaluated in the future for the delivery of proprietary therapeutics for non-ophthalmic disease indications. A subcategory of our Durasert technology is our biodegradable drug delivery device technology, which we identify under the Zanisert™ trademark.

•
BioSilicon: This technology uses nanostructured elemental silicon. This novel, porous material has been shown to be both biodegradable and biocompatible. For the delivery of therapeutics it has been shown to enhance dissolution and bioavailability of poorly soluble molecules and to provide controlled release. BrachySil™, our lead BioSilicon application, is a targeted oncology product, which is presently in Phase II clinical trials for the treatment of pancreatic cancer. BioSilicon is also being evaluated for the delivery of proprietary molecules by pharmaceutical and biotechnology companies for oral and sub-cutaneous dosage forms. It also has potential applications in diagnostics, nutraceuticals and food packaging.

•
CODRUG: Our third drug delivery technology, CODRUG, allows for the simultaneous release of two or more drugs at a controlled rate from the same product. It involves chemically linking two or more drugs together in such a manner that once administered in the body they separate into the original active drug. A library of CODRUG compounds has been synthesized and Phase I clinical trials have been undertaken in post-surgical pain and two dermatological indications.

Our Strategy

Our commercialization strategy is to concentrate on internal product development, the licensing of the Durasert, BioSilicon and CODRUG technology platforms, and the generation and potential sale of non-core intellectual property.

The generation of value from our drug delivery technologies is being achieved through two core product development routes:

•
Development of our own products utilizing our proprietary technologies to produce new and improved versions of previously approved (generic) drug molecules and therapeutic agents, i.e., reformulated generics. These products are expected to be licensed out to development and marketing partners at an appropriate stage to maximize their value to us.

•
Establishment of drug delivery partnerships with pharmaceutical and biotechnology companies to develop novel and improved formulations of their proprietary drug molecules and therapeutics. The objective of these partnerships will be to generate value by licensing our drug delivery technologies for third parties’ specific drug molecules and applications.

Recent Developments

On July 6, 2006, we announced that BioSilicon has shown the capability to act as an adjuvant when delivered with an antigen. An adjuvant is any substance that is capable of enhancing a host response towards an active agent and is often used in conjunction with antigens to enhance the immune response of humans and animals. An antigen is any substance capable of eliciting an immune response. A patent application has been filed in the UK for the use of BioSilicon as an adjuvant.

On July 31, 2006, we announced that Gavin Rezos had resigned for personal and family reasons as Managing Director and Chief Executive Officer of pSivida and its subsidiaries. Mr. Rezos agreed to make himself available in Australia as requested by us to help achieve certain goals pending the appointment of a permanent replacement.

On August 28, 2006, we announced that Heather Zampatti resigned as a director of the Company.

On September 14, 2006, we amended the terms of the subordinated convertible promissory note that we issued on November 16, 2005 to the selling security holder. The amended note continued to have a three year term, with interest at 8% payable quarterly, and allowed for future interest payments to be made in cash or, under certain circumstances, in the form of our NASDAQ-listed ADSs. The note conversion price was adjusted to US$2.00 per ADS, subject to further adjustment based upon certain events or circumstances. The conversion price was adjusted to US$1.62 as of February 22, 2007. In connection with the amendment, we repaid US$2.5 million (A$3.3 million) of the outstanding principal and agreed to pay US$1.0 million (A$1.3 million) in related penalties, which were paid on September 14, 2006. The selling security holder’s conditional redemption rights under the terms of the original note were replaced by unilateral redemption rights for up to 50% of the amended note principal at July 31, 2007 and January 31, 2008. The selling security holder retains its existing warrants to purchase 633,803 ADSs, exercisable for six years at a current exercise price of US$7.17 per ADS. In connection with the amendments, we agreed with the selling security holder to extend the deadline for the registration statement required by the registration rights agreement to be declared effective by the Securities and Exchange Commission, or SEC, through October 15, 2006, with increased penalties if that deadline were missed. Our registration statement was declared effective on September 29, 2006. We were also released from the restrictions on future fundraising transactions contained in the original note documentation. We also granted the selling security holder an additional warrant to purchase 5.7 million ADSs exercisable for five years with an exercise price of US$1.80 per ADS, a security interest in our current royalties, subject to release of that security upon any disposition by us of the royalty stream, and a guaranty by our U.S. subsidiary, pSivida Inc.

On September 26, 2006, we issued additional subordinated convertible promissory notes in the principal amount of US$6.5 million (A$8.65 million) to institutional investors. The notes were initially convertible into ADSs at a conversion price of US$2.00 per ADS (A$0.27 per ordinary share), subject to adjustment based on certain events or circumstances, including if 108% of the average market price of our ADSs for the ten trading days prior to April 30, 2007 was lower than the then current conversion price. The conversion price was adjusted to US$1.62 as of February 22, 2007 and was further adjusted to US$1.21 per ADS as of May 15, 2007. The notes bear interest at a rate equal to 8% per annum, and mature three years from issuance. Interest is payable quarterly in arrears in cash or, under certain circumstances, ADSs at an 8% discount to the 10 day volume weighted average trading price. We issued warrants to the institutional investors with a term of five years which will entitle the investors to purchase 2,925,001 ADSs at US$2.00 per ADS. We also entered into a registration rights agreement pursuant to which we agreed to file a registration statement covering the resale of the ADSs underlying the notes and the warrants as soon as practicable and to have the registration statement declared effective on or before January 1, 2007. We filed the registration statement on March 6, 2007 and it was declared effective by the SEC on March 9, 2007. We paid US$147,000 (A$186,000) of registration rights penalties to the investors through the effective date. We may redeem the notes at any time by payment of 108% of the face value and may force conversion if the price of our ADSs remains above two times the conversion price for a period of 25 days. The proceeds of the issuance were used for general corporate purposes. Between November 1, 2006 and April 4, 2007, the note holders converted US$5.7 million (A$7.0 million) in principal amount of and US$6,000 (A$7,000) in interest on the subordinated convertible notes. On May 15, 2007, we sent the note holders notice of our irrevocable election to redeem the remaining principal balance of the notes, pursuant to which, assuming no conversions in the interim, we will pay the holders US$885,000 (A$1.1 million) on June 14, 2007.

On October 10, 2006, we announced that the first patient had been implanted with BrachySil for the treatment of inoperable pancreatic cancer in London.

On October 17, 2006, we signed a letter agreement with the selling security holder further revising the terms of the November 16, 2005 subordinated convertible promissory note. Pursuant to that agreement, we were released until March 30, 2007 from the requirement to maintain a net cash balance in excess of 30% of the outstanding principal amount of the note, and instead the net cash balance required to be held by us through that date was reduced to US$1.5 million (A$2.1 million). The selling security holder further waived any default that would otherwise have resulted from the unavailability of our resale prospectus until we filed our 2006 audited U.S. GAAP-reconciled financial statements. We filed those financial statements on October 31, 2006, thus satisfying the condition in the agreement. In exchange for the foregoing, we were required to make a one-time payment to the selling security holder of US$800,000 (A$1.1 million) on December 28, 2006 for registration rights penalties through the date of the letter agreement and three payments of US$150,000 (A$205,000) on January 31, 2007, February 28, 2007 and March 30, 2007.

In connection with a second amendment agreement, dated December 29, 2006, we and the selling security holder agreed, among other things, and subject to certain closing conditions, to waive the cash balance test until March 30, 2007, to defer our scheduled payment of US$800,000 and to extend general forbearance for any prior, existing or future defaults until the earlier of the closing of a pending transaction with another party or March 31, 2007 and to add US$306,391 (A$388,000) to the principal of the note, which amount represented the approximate value of the ADSs that we would have issued in order to satisfy our quarterly interest payment due on January 2, 2007 had we qualified to pay with ADSs. We also issued to the selling security holder an additional warrant to purchase 1.5 million ADSs exercisable for five years with an exercise price of US$2.00 per ADS and agreed to issue at closing a further warrant to purchase 4.0 million ADSs exercisable for five years with an exercise price of US$2.00 per ADS. On March 30, 2007, we paid the scheduled US$800,000 that had been deferred pursuant to the second amendment agreement.

On May 15, 2007, we and the selling security holder amended the second amendment agreement and completed the transactions contemplated thereby pursuant to which we: (i) redeemed the remaining principal balance and accrued interest of the convertible note by a single payment of US$13.7 million (A$16.5 million) which also represented an excess payment made in consideration of our ability to redeem earlier than the terms of the note permitted; (ii) issued the previously agreed warrants to purchase 4.0 million ADSs with an exercise price of US$2.00 per ADS; and (iii) issued additional warrants to purchase 4.0 million ADSs with an exercise price of US$1.57 per ADS, 1.0 million ADSs with an exercise price of US$1.95 per ADS and 2,341,347 ADSs with an exercise price of US$1.21 per ADS, in each case with a term of five years.

On November 20, 2006, we announced that we had entered into an evaluation agreement with another company to evaluate our BioSilicon technology for the development of transdermal drug delivery systems. The term of the agreement is twelve months, during which time the parties plan to evaluate a range of biodegradable porous silicon structures, including microneedles, for the controlled release of drugs through the skin.

On December 20, 2006, we announced that Dr. Roger Aston had been reappointed to the board of directors.

On December 26, 2006, we entered into an exclusive negotiation period with a major global pharmaceutical company to acquire a worldwide royalty-bearing license to make, use and sell products using our drug delivery technologies. The pharmaceutical company agreed to make payments totaling US$990,000 (A$1.3 million) in exchange for the exclusive right, for a period of three months, to negotiate a licensing agreement with us and to fund the cost of a pre-clinical study.

On January 9, 2007, we entered into a drug delivery licensing agreement with U.S.-based Faber Research LLC, or Faber, to develop our proprietary Durasert, Zanisert and CODRUG drug delivery technologies for infectious diseases and diseases of the ear. Under the terms of the license, Faber received exclusive rights to our technologies for diseases of the ear and for five specific infectious diseases, namely malaria, HIV/AIDS, influenza, tuberculosis, and osteomyelitis. All costs of development will be borne by Faber and we will be entitled to receive royalties and milestones payments. In addition, we granted Faber co-exclusive rights to the Durasert, Zanisert and CODRUG drug delivery technologies for other infectious diseases. Under this arrangement either company can elect to convert their co-exclusive rights to exclusive rights for a specific infectious disease indication.

On January 24, 2007, we announced the retirement of Dr. Roger Brimblecombe as Executive Chairman and acting Chief Executive Officer. We also announced the appointments of Dr. Paul Ashton as our Managing Director and Dr. David J. Mazzo as our Chairman of the Board.

On January 29, 2007, we announced that Retisert had been allocated a product-specific reimbursement code by the Center for Medicare Services, or CMS, in the United States. The new code replaced the prior hospital outpatient code. CMS also published a payment rate for the code of US$19,345, or 106% of the average sales price for the product. The new code and the Medicare payment rate are effective as of January 1, 2007. Private insurers may pay at different rates than Medicare.

On April 4, 2007, following an exclusive negotiation period that commenced on December 26, 2006, we announced an exclusive world-wide collaborative research and license agreement with Pfizer, Inc. for our controlled drug delivery technologies, including the Medidur technology, in ophthalmic applications. Under the terms of the agreement, Pfizer agreed to provide up to US$155 million (A$191 million) in development and sales related milestones. In addition to milestone payments, Pfizer will fund the cost of the joint research program. We have granted Pfizer an exclusive license to market all products developed as part of this research collaboration in ophthalmic applications, and Pfizer will pay us a royalty on net sales of those products. Pfizer may terminate the agreement on 60 days notice without cause. In connection with the research and license agreement, Pfizer also made an equity investment in pSivida by purchasing ordinary shares for US$5.0 million (A$6.1 million). The proceeds of that investment were held in escrow until they were used in the redemption of the convertible note issued to the selling security holder as of May 15, 2007.

On April 13, 2007, we announced the sale of 100% of the stock of our subsidiary, AION Diagnostics, Inc., to GEM Global Yield Fund, a portfolio management company. At the closing of the transaction on April 12, 2007, we received a cash payment of US$1.5 million (A$1.8 million) and a promissory note of US$1.5 million (A$1.8 million) due within one year.

On April 23, 2007, we and Alimera Sciences announced that enrollment in the Phase III clinical trial of Medidur for DME had exceeded 50%.

On May 1, 2007, we announced that Dr. Roger Aston resigned as a director of the Company to focus on other activities.

Our Address and Phone Number

Our principal offices are located at Level 12 BGC Centre, 28 The Esplanade, Perth WA 6000, Australia, and our telephone number is: +61 (8) 9226 5099. Our website address is www.psivida.com. We do not incorporate the information on, or accessible through, our website into this prospectus, and you should not consider it part of this prospectus.

RISK FACTORS

In considering whether to invest in our ADSs, you should carefully read and consider the risks described below, together with all of the information we have included in this prospectus.

Risks related to our company and our business

Our ability to obtain additional capital is uncertain, and if we do not obtain it, we will not have the funding necessary to conduct our operations and develop our products.

We expect to require substantial additional capital resources in order to conduct our operations and develop our products. We had cash and cash equivalents of A$7.4 million (US$6.0 million) as of March 31, 2007, and we have used A$6.7 million (US$5.3 million) and A$6.0 million (US$4.6 million) for operating activities in the three months ended March 31, 2007 and December 31, 2006, respectively. For the period from April 1, 2007 thru May 15, 2007 we (i) consummated private placements of ordinary shares with aggregate net proceeds of approximately A$16.2 million (US$13.3 million); (ii) received A$1.8 million (US$1.5 million) of initial cash proceeds from the sale of our AION Diagnostics, Inc. subsidiary; and (iii) redeemed in full our convertible promissory note to the selling security holder by a single payment of A$16.5 million (US$13.7 million). We had cash and cash equivalents of approximately A$5.8 million (US$4.8 million) as of May 15, 2007. Therefore, we will need to raise additional funds in the near term to continue to conduct our operations as we have been conducting them to date. The timing and degree of our future capital requirements will depend on many factors, including:

•	the amount of royalty and other revenue that we earn;

•	the success and continued activity under our collaborative research and licensing agreement with Pfizer;

•	the successful completion and timing of satisfaction of development milestones;

•	the magnitude and scope of, and continued scientific progress in, our research and development programs;

•	our ability to maintain and establish strategic arrangements for research, development, clinical testing, manufacturing and marketing;

•	our progress with pre-clinical and clinical trials;

•	the time and costs involved in obtaining regulatory approvals; and

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing our patents.

We will attempt to acquire additional funding through strategic collaborations, public or private equity financings, capital lease transactions or other financing sources that may be available. Additional financing may not be available on acceptable terms, or at all. Additional equity financings could result in significant dilution to stockholders. Further, in the event that additional funds are obtained through arrangements with collaborative partners, these arrangements may require us to relinquish rights to some of our technologies, product candidates or products that we would otherwise seek to develop and commercialize ourselves.

If sufficient capital is not available in the near term and in the longer term, we may not be able to fund our operations and may be required to suspend, curtail or terminate our operations or delay, reduce the scope of or eliminate one or more of our research and development programs.

We have a history of losses; we expect to continue to incur losses; and we may never become profitable.

pSivida was formed in 2000. As primarily a research and development company, we have incurred operating losses in every year of existence. Under A-IFRS (effective from July 1, 2004), we incurred a net loss of A$16.8 million (US$12.7 million) for the year ended June 30, 2005, a net loss of A$28.2 million (US$21.1 million) for the year ended June 30, 2006 and a net loss of A$100.7 million (US$76.9 million) for the six months ended December 31, 2006. As of December 31, 2006, we had an accumulated deficit under A-IFRS of A$157.7 million (US$124.5 million). We have not achieved profitability and expect to continue to incur net losses through at least 2010, and we may incur losses beyond that time, particularly if we are not successful in having Medidur or BrachySil approved and widely marketed by that time. Even if Medidur or BrachySil is approved and marketed at some point in 2010 or beyond, sales of Medidur or BrachySil, or any of our other marketed products, combined with royalty income and any other sources of revenue, may not be sufficient to result in profitability at that time or at any other time. The extent of our future losses and how long it may take for us to achieve profitability are uncertain.

On December 30, 2005, we acquired CDS, which had incurred net losses in each of its prior five fiscal years (ended December 31). As a result of the acquisition, we have been receiving royalties from sales of Vitrasert, CDS’ first commercial product. However, sales of Vitrasert have declined in each of the past four years and we do not expect that Vitrasert royalties will comprise a significant portion of our future revenue. Following regulatory approval for Retisert in April 2005, CDS entered into an advance royalty agreement with Bausch & Lomb in June 2005 pursuant to which CDS received US$3.0 million (A$3.9 million) in lieu of US$6.25 million (A$8.5 million) of Retisert royalties that otherwise would be payable under the license agreement. Subsequent to March 31, 2007, of the next US$5.3 million (A$6.5 million) of future royalties otherwise payable from the sales of Retisert, US$5.0 million (A$6.2 million) will be retained by Bausch & Lomb. We are unable to predict the future sales of Retisert by Bausch & Lomb and, as a result, we cannot predict when, if ever, Bausch & Lomb will have retained that amount of royalties and we will begin receiving full Retisert royalty payments.

If we do not obtain certain waivers or fail to maintain effective resale registration statements for our ADSs, then we may owe further penalties related to the inability of certain shareholders to sell ADSs. We may not have sufficient funds to pay such penalties.

In connection with our acquisition of CDS, we entered into an agreement to register with the SEC the resale of ADSs issued to CDS stockholders. We were required to complete that registration no later than June 28, 2006. Our agreement to register these ADSs required that we pay cash penalties equal to one percent of the number of such ADSs multiplied by the deemed value of such ADSs at the time of closing, or US$5.087 per ADS, for every 30-day period until the registration statement became effective and for certain periods during which the registration statement could not be used to sell ADSs. The registration statement was declared effective on September 29, 2006 and we filed additional information making it usable to effect sales on October 31, 2006. To date, we have not paid, or accrued for, any of these penalties, nor have such penalties been waived. We may not have sufficient funds to pay these penalties. If we are forced to do so, we may be required to suspend, curtail or terminate our operations or delay, reduce the scope of or eliminate one or more of our research and development programs, any of which could have a material adverse effect on our business.

In connection with the amendments to our initial convertible note financing and our subsequent convertible note financing, we entered into agreements to register with the SEC the resale of ADSs issuable to the selling security holder and the other investors, respectively. Our obligation to register ADSs in each of these transactions is subject to a deadline, which may be extended in certain situations, and our failure to meet this deadline results in monetary penalties against us. With respect to the second amendment agreement with the selling security holder related to our initial convertible note financing, we were required to file the registration statement of which this prospectus is a part. If that registration statement is not declared effective prior to a specified deadline, we will be obligated to pay substantial penalties. If we fail to pay these penalties in a timely manner, such penalties will bear interest at the rate of 1.0% per month, prorated for partial months, until paid in full. With respect to our subsequent convertible note financing, we were required to complete the registration no later than January 1, 2007. We filed the registration statement on March 6, 2007 and it was declared effective by the SEC on March 9, 2007. We paid US$147,000 (A$186,000) of registration rights penalties to the investors through the effective date.

Our failure or inability to maintain the effectiveness of any of our registration statements or to adequately update information in the related prospectuses may subject us to additional penalties. In addition, we may have other registration obligations with similar penalty provisions related to registration deadlines in connection with future financing activities.

Most of our products and planned products are based upon new and unproven technologies, and if we are unable to develop products from those technologies, we may not have sufficient revenue to continue our operations.

We are currently developing products based upon our Durasert, BioSilicon and CODRUG drug delivery systems for multiple applications across many sectors of healthcare, including controlled drug delivery and diagnostics. The successful development and market acceptance of our current products and potential product technologies is subject to many risks. These risks include the potential for ineffectiveness, lack of safety, unreliability, failure to receive necessary regulatory clearances or approvals and the emergence of superior or equivalent products, as well as the effect of changes in future general economic conditions. To date, we have developed two marketed products, Vitrasert and Retisert, which are based on our Durasert technology and have been approved by the FDA for treatment of two sight-threatening eye diseases. However, these technologies may prove useful in other products which would also be subject to many risks. Our failure to develop our current and future products could have a material adverse effect on our business, financial condition and results of operations. Further, BioSilicon is a new and unproven technology for which we have received no FDA approvals.

We rely heavily upon patents and trade secrets to protect our proprietary technologies. If we fail to protect our intellectual property or infringe on others’ technologies, our ability to market our products may suffer.

Protection of intellectual property rights is crucial to our business, since that is how we keep others from copying the innovations which are central to our existing and future products. Our success is dependent on whether we can obtain patents, defend our existing patents and operate without infringing on the proprietary rights of others. As of April 30, 2007, we had 99 patents and over 310 pending patent applications, including patents and pending applications covering our Durasert, BioSilicon and CODRUG technologies. We expect to aggressively patent and protect our proprietary technologies. However, we cannot be sure that any additional patents will be issued to us as a result of our pending or future patent applications or that any of our patents will withstand challenges by others. In addition, we may not have sufficient funds to patent and protect our proprietary technologies to the extent that we would desire or at all. If we were determined to be infringing any third-party patent, we could be required to pay damages, alter our products or processes, obtain licenses, pay royalties or cease certain operations. We may not be able to obtain any required licenses on commercially favorable terms, if at all. Our failure to obtain a license for any technology that we may require to commercialize our products could have a material adverse effect on our business, financial condition and results of operations. In addition, many of the laws of foreign countries in which we intend to operate may treat the protection of proprietary rights differently from, and may not protect our proprietary rights to the same extent as, laws in Australia, the United States and Patent Co-operation Treaty countries.

Prior art may reduce the scope or protection of, or invalidate, our patents. Previously conducted research or published discoveries may prevent our patents from being granted, invalidate our issued patents or narrow the scope of any protection we have obtained. Reduction in scope of protection or invalidation of our licensed or owned patents, or our inability to obtain patents, may enable other companies to develop products that compete with our products and product candidates on the basis of the same or similar technology. As a result, our patents and those of our licensors may not provide any or sufficient protection against competitors.

While we have not been and we are not currently involved in any litigation over intellectual property, such litigation may be necessary to enforce any patents issued or licensed to us or to determine the scope and validity of third-party proprietary rights. We may also be sued by one or more third parties alleging that we infringe their intellectual property rights. Any intellectual property litigation would be likely to result in substantial costs to us and diversion of our efforts. If our competitors claim technology also claimed by us and if they prepare and file patent applications in the U.S., we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial cost to us and diversion of our efforts. Any such litigation or interference proceedings, regardless of the outcome, could be expensive and time consuming. Litigation could subject us to significant liabilities to third parties, requiring disputed rights to be licensed from third parties or require us to cease using certain technologies and, consequently, could have a material adverse effect on our business, financial condition and results of operations.

We also rely on trade secrets, know-how and technology that are not protected by patents to maintain our competitive position. We try to protect this information by entering into confidentiality agreements with parties that have access to it, such as our corporate partners, collaborators, employees, and consultants. Any of these parties could breach these agreements and disclose our confidential information, or our competitors might learn of the information in some other way. If any material trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our competitive position could be materially harmed.

If we do not receive the necessary regulatory approvals, we will be unable to commercialize our products.

Our current and future activities are and will be subject to regulation by governmental authorities in the U.S., Europe, Singapore and other countries. Before we can manufacture, market and sell any of our products, we must first obtain approval from the FDA and/or foreign regulatory authorities. Generally, in order to obtain these approvals, pre-clinical studies and clinical trials must demonstrate that each of our products is safe for human use and effective for its targeted disease. Our proposed products are in various stages of pre-clinical and clinical testing. If clinical trials for any of these products are not successful, those products cannot be manufactured and sold and will not generate revenue from sales. Clinical trials for our product candidates may fail or be delayed by many factors, including the following:

•	our lack of sufficient funding to pursue trials rapidly or at all;

•	our inability to attract clinical investigators for trials;

•	our inability to recruit patients in sufficient numbers or at the expected rate;

•	adverse side effects;

•	failure of the trials to demonstrate a product’s safety or efficacy;

•	our failure to meet FDA or other regulatory agency requirements for clinical trial design or for demonstrating efficacy for a particular product;

•	our inability to follow patients adequately after treatment;

•	changes in the design or manufacture of a product;

•	our inability to manufacture sufficient quantities of materials for use in clinical trials; and

•	governmental or regulatory delays.

Results from pre-clinical testing and early clinical trials often do not accurately predict results of later clinical trials. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations which may delay, limit or prevent regulatory approval. Data from pre-clinical studies, early clinical trials and interim periods in multi-year trials are preliminary and may change, and final data from pivotal trials for such products may differ significantly. Adverse side effects may develop that delay, limit or prevent the regulatory approval of products, or cause their regulatory approvals to be limited or even rescinded. Additional trials necessary for approval may not be undertaken or may ultimately fail to establish the safety and efficacy of proposed products. The FDA or other regulatory agencies may not approve proposed products for manufacture and sale.

In addition to testing, regulatory agencies impose various requirements on manufacturers and sellers of products under their jurisdiction, such as labeling, manufacturing practices, record keeping and reporting. Regulatory agencies may also require post-marketing testing and surveillance programs to monitor a product’s effects. Furthermore, changes in existing regulations or the adoption of new regulations could prevent us from obtaining, or affect the timing of, future regulatory approvals.

At present, Vitrasert and Retisert are our only products that have been approved for sale in the U.S. for specific purposes. BrachySil and other product candidates utilizing BioSilicon have not been approved and their approval in the future remains uncertain. Any product approvals we achieve could also be withdrawn for failure to comply with regulatory standards or due to unforeseen problems after the product’s marketing approval.

Fast track status for Medidur may not actually lead to faster development, regulatory review or approval, and if approval is delayed, the future growth of our revenue that this product is expected to generate will also be delayed.

The FDA has granted fast track designation to Medidur for the treatment of diabetic macular edema, or DME. Although this designation makes this product eligible for expedited approval procedures, it does not ensure faster development, review or approval compared to the conventional FDA procedures. Further, the FDA may withdraw the fast track designation if it determines that the designation is no longer supported by emerging data from clinical trials or if it determines that the criteria for the designation is no longer satisfied.

We have a limited ability to develop and market our products ourselves. If we are unable to find marketing or commercialization partners, or our marketing or commercialization partners do not successfully develop or market our products, we may be unable to effectively develop and market our products on our own.

We presently have no marketing or sales staff. Achieving market acceptance for the use of our products will require extensive and substantial efforts by experienced personnel as well as expenditure of significant funds. We may not be able to establish sufficient capabilities necessary to achieve market penetration.

We intend to license and/or sell our products to companies who will be responsible in large part for sales, marketing and distribution. The amount and timing of resources which may be devoted to the performance of their contractual responsibilities by these licensees are not expected to be within our control. Further, these partners may not perform their obligations.

Our business strategy includes entering into collaborative arrangements for the development and commercialization of our product candidates. The curtailment or termination of any of these arrangements could adversely affect our business, our ability to develop and commercialize our products and proposed products and our ability to fund operations.

The success of these and future collaborative arrangements will depend heavily on the experience, resources, efforts and activities of our collaborators. Our collaborators have, and are expected to have, significant discretion in making these decisions. Risks that we face in connection with our collaboration strategy include the following:

•	our collaborative arrangements are, and are expected to be, subject to termination under various circumstances including, in some cases, on short notice and without cause;

•
we are required, and expect to be required, under our collaborative arrangements not to conduct specified types of research and development in the field that is the subject of the collaboration, limiting the areas of research and development that we can pursue;

•	our collaborators may develop and commercialize, either alone or with others, products that are similar to or competitive with our products;

•
our collaborators, consistent with other pharmaceutical and biotechnology companies that have historically acted similarly, may for a variety of reasons change the focus of their development and commercialization efforts or decrease or fail to increase spending related to our products, limiting the ability of our products to reach their potential; and

•	our collaborators may lack the funding or experience to develop and commercialize our products successfully or may otherwise fail to do so.

To the extent that we choose not to, or we are unable to, enter into future license agreements with marketing and sales partners, we may experience increased capital requirements to develop the ability to market and sell future products. We may not be able to market or sell our technology or future products independently in the absence of such agreements.

Our current licensees may terminate their agreements with us at any time, and if they do, we may not be able to effectively develop and sell our products.

Our licensees have rights of termination under our agreements with them. Exercise of termination rights by those parties may leave us temporarily or permanently without any marketing or sales resources, which may have an adverse effect on our business, financial condition and results of operations. Additionally, our interests may not continue to coincide with those of our partners, and our partners may develop independently or with third parties, products or technologies that could compete with our products. Further, disagreements over rights or technologies or other proprietary interests may occur.

We have exclusively licensed our controlled drug delivery technologies that are not otherwise licensed to third parties to Pfizer for all ophthalmic applications. Pfizer is funding research and further development and commercialization of products licensed under our agreement with them. Pfizer may terminate the agreement at any time and for any reason upon 60 days written notice. We have exclusively licensed our technology with respect to Vitrasert, Retisert and certain other ophthalmic uses to Bausch & Lomb, and with respect to Medidur for DME and certain other ophthalmic uses to Alimera Sciences. Bausch & Lomb is responsible for funding and managing the development and commercialization of all products licensed to them and can terminate its agreement with us at any time upon 90 days’ written notice. We are jointly funding with Alimera Sciences the development of products licensed under our agreement with them, and Alimera Sciences may terminate its agreement with us if we fail to make a development payment or may terminate the agreement with respect to a particular product if we abandon the product. Further, in the event that we fail to make development payments exceeding US$2.0 million (A$2.7 million) for a product, Alimera Sciences may complete the development using other funds and substantially reduce our economic interest in any sales of the developed product from a share of profits to a sales-based royalty. As of April 30, 2007, we have chosen not to make development payments to Alimera Sciences in an aggregate amount of approximately US$1.9 million (A$2.3 million).

Alimera Sciences was incorporated in June 2003 and has limited resources. Any of Pfizer, Bausch & Lomb or Alimera Sciences may decide not to continue with or commercialize any or all of the licensed products, change strategic focus, pursue alternative technologies, develop competing products or terminate their agreements with us. While both Pfizer and Bausch & Lomb have significant experience in the ophthalmic field and have substantial resources, there is no assurance as to whether, and to what extent, that experience and those resources will be devoted to our technologies. Because we do not currently have sufficient funding or internal capabilities to develop and commercialize these products and proposed products, decisions, actions, breach or termination of these agreements by Pfizer, Bausch & Lomb or Alimera Sciences could delay or stop the development or commercialization of Retisert, Medidur for DME or other of our products licensed to such entities.

If our competitors develop more effective products that receive regulatory approval before our products reach the market, our products could be rendered obsolete.

We are engaged in the rapidly evolving and competitive field of drug delivery. Our competitors include many major pharmaceutical companies and other biotechnology, drug delivery and medical products companies.

Many of our potential competitors have substantially greater financial, technological, research and development, marketing and personnel resources than us. Our competitors may succeed in developing alternate technologies and products that:

•	are more effective and easier to use;

•	are more economical than those which we have developed; or

•	would render our technologies and products obsolete and non-competitive.

These competitors may also have greater experience in developing products, conducting clinical trials, obtaining regulatory approvals or clearances and manufacturing and marketing such products or technologies.

We believe that pharmaceutical, drug delivery and biotechnology companies, research organizations, governmental entities, universities, hospitals, other nonprofit organizations and individual scientists are seeking to develop the drugs, therapies, products, approaches or methods to treat our targeted diseases or their underlying causes. For many of our targeted diseases, competitors have alternate therapies that are already commercialized or are in various stages of development ranging from discovery to advanced clinical trials. Any of these drugs, therapies, products, approaches or methods may receive government approval or gain market acceptance more rapidly than our products and proposed products, may offer therapeutic or cost advantages or may cure our targeted diseases or their underlying causes completely, which could reduce demand for our products and proposed products and could render them noncompetitive or obsolete. For example, sales of Vitrasert for the treatment of cytomegalovirus, or CMV, retinitis, a disease which affects people with late-stage AIDS, have declined significantly, because of new treatments that delay the onset of late-stage AIDS.

Our competitive position is based upon our ability to:

•	create and maintain scientifically-advanced technology and proprietary products and processes;

•	attract and retain qualified personnel;

•	develop safe and efficacious products, alone or in collaboration with others;

•	obtain patent or other protection for our products and processes;

•	obtain required government approvals on a timely basis;

•	manufacture products on a cost-effective basis; and

•	successfully market products.

If we are not successful in meeting these goals, our business could be adversely affected.

If we expand our efforts beyond our core area of expertise and experience, then we may have to enter into collaboration agreements that limit the extent to which we can profit from our own technologies.

We plan to expand our focus outside of our initial areas of experience and expertise in order to broaden our product pipeline. This will require additional internal expertise or external collaborations in areas in which we currently do not have internal resources and expertise. Such expertise and collaborations may be difficult to obtain. We are currently focused on targeted controlled drug delivery specifically for ophthalmic drug delivery, localized oncology and other controlled delivery mechanisms. We have started to expand our focus into the food industry and may plan to expand into other areas at a later time. In connection with the foregoing, we may enter into collaboration arrangements with others that may require us to relinquish rights to certain of our technologies or products that we would otherwise pursue independently. We may be unable to acquire the necessary expertise or enter into collaboration agreements on acceptable terms.

Problems associated with international business operations could affect our ability to manufacture and sell our products. If we encounter such problems, our costs could increase and our development of products could be delayed.

We currently maintain offices in Australia, the UK and the U.S. BrachySil is produced for us in Germany and the UK, and BioSilicon is produced in-house and by third-party contractors in the UK. We are conducting product trials in Singapore and in Europe, we have research and development facilities in the UK and the U.S. and we intend to license and/or sell products in most major world healthcare markets. A number of risks are inherent in our international strategy. In order for us to license and manufacture our products, we must obtain country and jurisdiction-specific regulatory approvals or clearances to comply with regulations regarding safety and quality. We may not be able to obtain or maintain regulatory approvals or clearances in such countries, and we may be required to incur significant costs in obtaining or maintaining foreign regulatory approvals or clearances. In addition, our operations and revenues may be subject to a number of risks associated with foreign commerce, including the following:

•	managing foreign distributors;

•	staffing and managing foreign operations;

•	political and economic instability;

•	foreign currency exchange fluctuations;

•	foreign tax laws, tariffs and freight rates and charges;

•	timing and availability of export licenses;

•	inadequate protection of intellectual property rights in some countries; and

•	obtaining required governmental approvals.

If we encounter problems with product manufacturing, we could experience delays in product development and commercialization, which would adversely affect our future profitability.

Our ability to conduct timely pre-clinical and clinical research and development programs, obtain regulatory approvals, commercialize our product candidates and fulfill our contract manufacturing obligations to others will depend, in part, upon our ability to manufacture our products, either directly or through third parties, in accordance with FDA and other regulatory requirements. We currently have BioSilicon production capability at our facilities in the UK, which may be augmented where required by QinetiQ’s UK production facilities for use in internal and collaborative research. BrachySil is currently manufactured under contract, in accordance with applicable current good manufacturing practices, or cGMP, by Hosokawa Micron Group, Atomising Systems Ltd, HighForce Ltd and AEA Technology QSA GmbH. We currently manufacture clinical supplies pursuant to our agreement with Alimera Sciences and are obligated to manufacture all clinical supplies pursuant to our agreement with Pfizer.

We could experience delays in development or commercialization of our proposed products if we are unable to manufacture BioSilicon, BrachySil or other product candidates by ourselves, or to acquire BioSilicon, BrachySil or other product candidates from third parties, such as QinetiQ. We may not be able to manufacture our proposed products successfully or in a cost-effective manner at our own or third-party facilities. If we are unable to develop our own manufacturing facilities or to obtain or retain third-party manufacturing on acceptable terms, we may not be able to conduct certain future pre-clinical and clinical testing or to supply commercial quantities of our products.

We have licensed to Pfizer the exclusive rights to manufacture all controlled drug delivery products covered by its license agreement with us. We have licensed to Bausch & Lomb the exclusive rights to manufacture Vitrasert, Retisert and other products covered by its license agreement with us. We have licensed to Alimera Sciences the rights to manufacture Medidur for DME, if approved for marketing, and other products covered by its license agreement with us. Our current reliance on third-party manufacturers for some of our products entails risks, including:

•
the possibility that third parties may not comply with the FDA’s cGMP regulations, other regulatory requirements, and those of similar foreign regulatory bodies, and may not employ adequate quality assurance practices;

•	supply disruption, deterioration in product quality or breach of a manufacturing or license agreement by the third party because of factors beyond our control;

•	the possible termination or non-renewal of a manufacturing or licensing agreement with a third party at a time that is costly or inconvenient to us; and

•	our inability to identify or qualify an alternative manufacturer in a timely manner, even if contractually permitted to do so.

If third-party reimbursement and health care providers do not cover the cost of our products, market acceptance could be limited.

In both domestic and foreign markets, our ability to commercialize our products will depend, in part, upon the availability of reimbursement from third-party payors, such as government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price and cost-effectiveness of medical products. If our products are not considered cost-effective, third-party payors may limit reimbursement. Government and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic products and by refusing, in some cases, to provide any coverage for uses of approved products for disease indications for which they have not been granted regulatory approval. If government and third-party payors do not provide adequate coverage and reimbursement levels for uses of our products, the market acceptance of our products would be limited.

There have been a number of U.S. federal and state proposals during the last few years to subject the pricing of pharmaceuticals to government control and to make other changes to the health care system of the U.S. It is uncertain what legislative proposals will be adopted or what actions federal, state or private payors for health care goods and services may take in response to any health care reform proposals or legislation. Similar health care reforms may also be implemented outside of the U.S. We cannot predict the effect health care reforms may have on our business.

If we fail to retain some or all of our key personnel, our business could suffer.

We are dependent upon the principal members of our management, administrative and scientific staff. In addition, we believe that our future success in developing our products and achieving a competitive position will depend to a large extent on whether we can attract and retain additional qualified management and scientific personnel. There is strong competition for such personnel within the industry in which we operate and we may not be able to continue to attract such personnel either to Malvern in the UK or to Massachusetts, where much of our research and development is conducted. Further, the economic climate in Perth could make employee retention difficult there. As we do not have large numbers of employees and our products are unique and highly specialized, the loss of the services of one or more of the senior management or scientific staff, or the inability to attract and retain additional personnel and develop expertise as needed, could have a material adverse effect on our results of operations and financial condition.

If we are subject to product liability suits and do not have sufficient insurance to cover damages, our ability to fund research and development would be negatively impacted.

The testing, manufacturing, and future marketing and sale of the products utilizing our technologies involves risks that product liability claims may be asserted against us or our licensees. Our current clinical trial insurance may not be adequate or continue to be available, and we may be unable to obtain adequate product liability insurance on reasonable commercial terms, if at all. In the event clinical trial insurance is not adequate, our ability to continue with planned research and development in the relevant area could be negatively impacted.

We have experienced rapid changes in our business, and if we fail to effectively manage these changes, we may experience increased expenses.

As evidenced by our purchase of the remaining shares of pSiMedica in 2004 and our acquisition of CDS on December 30, 2005, our business is rapidly changing. See “Risks related to our recent acquisitions”.

We may be required to increase the number of our employees, and we may suffer if we do not manage and train our new employees effectively. Further, our efforts span various geographies. Continued operations in multiple locations may place significant strains on our managerial, financial and other resources. The rate of any future expansion, in combination with our complex technologies and products, may demand a level of managerial effectiveness in anticipating, planning, coordinating and meeting our operational needs which we may not be able to successfully provide.

In addition, if we make additional acquisitions or divestitures, we could encounter difficulties that harm our business. We may acquire companies, products or technologies that we believe to be complementary to our business. If we do so, we may have difficulty integrating the acquired personnel, operations, products or technologies. In addition, acquisitions may distract our management and employees and increase our expenses. See “Risks related to our recent acquisitions - We may fail to integrate our operations successfully with the operations of CDS. As a result, pSivida and CDS may not achieve the anticipated benefits of the merger, which could adversely affect the price of our ADSs.” We may also sell businesses or assets as part of our strategy or if we receive offers from third parties. If we do so, we may sell an asset or business for less than its full value or may lose valuable opportunities attendant to such asset or business.

If we fail to comply with environmental laws and regulations, our ability to manufacture and commercialize products may be adversely affected.

Medical and biopharmaceutical research and development involves the controlled use of hazardous materials, such as radioactive compounds and chemical solvents. We are subject to federal, state and local laws and regulations in the U.S. and abroad governing the use, manufacture, storage, handling and disposal of such materials and waste products. We could be subject to both criminal liability and civil damages in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials. In addition, claimants may sue us for injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed our total assets. Compliance with environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development or production efforts or harm our operating results.

Risks related to our being headquartered and incorporated outside of the United States

You may have difficulty in effecting service of legal process and enforcement of judgments against us or our management.

We are a public company limited by shares, registered and operating under the Australian Corporations Act 2001. Several of our directors and officers reside outside the U.S. Substantially all or a substantial portion of the assets of those persons are located outside the U.S. As a result, it may not be possible to effect service on such persons in the U.S. or to enforce, in foreign courts, judgments against such persons obtained in U.S. courts and predicated on the federal securities laws of the U.S. Furthermore, a large percentage of our directly owned assets are located outside the U.S., and, as such, any judgment obtained in the U.S. against us may not be collectible within the U.S. There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon U.S. federal or state securities laws, especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia.

As a foreign private issuer we do not have to provide you with the same information as an issuer of securities based in the U.S.

Because we are a foreign private issuer within the meaning of the rules under the Exchange Act, we are exempt from certain provisions that are applicable to U.S. public companies, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a registered security; and

•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time.

Thus, you are not afforded the same protections or information which would be made available to you were you investing in a U.S. corporation with publicly-traded securities.

In accordance with the requirements of the Australian Stock Exchange, we disclose annual and semi-annual results. Until July 1, 2005, our results were presented in accordance with accounting principles generally accepted in Australia, or A-GAAP, and they are now presented in accordance with A-IFRS. Our annual results reported in the U.S. with the SEC include a reconciliation to U.S. GAAP. Our annual results are audited, and our semi-annual results undergo a review, by our independent auditors. Subject to certain exceptions, we are also required to immediately disclose to the ASX any information concerning us that a reasonable person would expect to have a material effect on the price or value of our shares. This would include matters such as:

•	any major new developments relating to our business which are not public knowledge and may lead to a substantial movement in our share price;

•	any changes in our board of directors;

•	any purchase or redemption by us of our own equity securities;

•	interests of directors in our shares or debentures; and

•	changes in our capital structure.

We are required to provide our semi-annual results, and other material information that we disclose in Australia or in the U.S., under the cover of Form 6-K. Nevertheless, this information is not the same and may not be as much information as would be made available to you were you investing in a U.S. corporation with publicly-traded securities.

If we do not appoint two Australia resident directors, we could be fined or deregistered under Australian law.

As an Australian incorporated public company, we are required by Australian law to have a minimum of two directors who ordinarily reside in Australia. Currently we are not complying with this requirement because we have no directors who are ordinarily resident in Australia. Although we are actively seeking to address the situation by appointing two Australia resident directors, we could be subject to regulatory action by the Australian corporate regulator, the Australian Securities and Investments Commission, or ASIC. It is possible that ASIC could fine us up to US$2,255 (A$2,750) and issue a compliance notice, requiring us to appoint two Australia resident directors within 6 months. If a compliance notice is issued, and we do not comply with it by the time specified, then ASIC could seek to have pSivida deregistered under Australian law with the consequence that the corporate entity would cease to exist and its property would be transferred to ASIC. Such a remedy would be unusual, however, in the case of a company that, like ours, is actively seeking to appoint the required number of Australia resident directors.

Risks related to our stock and our ADSs

If we are a passive foreign investment company, holders of our shares and ADSs may suffer adverse tax consequences.

U.S. holders of our ADSs may experience unfavorable tax consequences if we are treated as a passive foreign investment company, or PFIC, under the U.S. Internal Revenue Code of 1986, as amended, for any year during which the U.S. holder owned our ADSs. In general, we are a PFIC for any taxable year if either (1) 75% or more of our gross income in the taxable year is passive income, or (2) 50% or more of the average value of our assets in the taxable year produces, or is held for the production of, passive income. We were likely a PFIC for the fiscal year ended June 30, 2005. For example, if a U.S. holder disposes of an ADS at a gain, and during any year of its holding period we were a PFIC, then such gain would be taxable as ordinary income and not as capital gain and would be subject to additional taxation based on the length of time the U.S. holder held such stock. Most of the tax consequences of our being a PFIC may be mitigated if the U.S. holder makes certain elections as described in Item 10.E of our Annual Report on Form 20-F under “U.S. Federal Income Tax Considerations”.

Holders of our ADSs may have limited rights relative to holders of our ordinary shares in certain circumstances.

The rights of holders of ADSs with respect to voting of ordinary shares and receiving certain distributions may be limited in certain respects by the deposit agreement entered into by us and Citibank, N.A. For example, although ADS holders are entitled under the deposit agreement, subject to any applicable provisions of Australian law and of our constitution, to instruct the depositary as to the exercise of their voting rights pertaining to the ordinary shares represented by the American Depositary Shares, and the depositary has agreed that it will vote the ordinary shares so represented in accordance with such instructions, ADS holders may not receive notices sent by the depositary in time to ensure that the depositary will vote the ordinary shares. This means that holders of ADSs may not be able to exercise their right to vote the ordinary shares underlying their ADSs. In addition, under the deposit agreement, the depositary has the right to restrict distributions to holders of the ADSs in the event that it is unlawful or impractical to make such distributions. We have no obligation to take any action to permit distributions to holders of our American Depositary Receipts, or ADRs. As a result, holders of ADRs may not receive distributions made by us.

Our stock price is volatile. If our trading volume fluctuates significantly, based on events both within and outside our control, you may have difficulty selling your ADSs when you desire to.

Since December 2000, the price of our ordinary shares has ranged from A$0.09 to A$1.44 per share on the ASX, and since January 27, 2005, the price of our ADSs has ranged from US$1.36 to US$12.14 on the Nasdaq Global Market. The price of our ordinary shares and ADSs may be affected by developments directly affecting our business and by developments out of our control or unrelated to pSivida. The biotechnology sector in particular, and the stock market generally, are vulnerable to abrupt changes in investor sentiment. Prices of securities and trading volume of companies in the biotechnology industry, including ours, can swing dramatically in ways unrelated to or that bear a disproportionate relationship to, operating performance. Our ordinary share and ADS trading prices and volumes may fluctuate based on a number of factors including, but not limited to:

•	clinical trial results and other product and technological developments and innovations;

•	FDA and other governmental regulatory actions, receipt and timing of approvals of our proposed products, and any denials and withdrawals of approvals;

•	competitive factors including new product ideas and technologies, clinical trial results and approvals of competitive products in our markets;

•	advancements with respect to treatment of the diseases targeted by our proposed products;

•	developments relating to collaborative partners, including execution and termination of agreements, achievement of milestones and receipt of payments;

•	availability and cost of capital and our financial and operating results;

•	changes in reimbursement policies or other practices relating to our proposed products or the pharmaceutical industry generally;

•	meeting, exceeding or failing to meet analysts’ or investors’ expectations, and changes in evaluations and recommendations by securities analysts;

•	economic, industry and market conditions, changes or trends; and

•	other factors unrelated to us and the biotechnology industry.

In addition, low trading volume may increase the price volatility of our ADSs. Trading volume in our ordinary shares on other markets has not been historically high, and trading volume of our ADSs on the NASDAQ Global Market has also been low. Further, because each of our ADSs represents ten of our ordinary shares, trading volume in our ADSs may be lower than that for our ordinary shares. A thin trading market could cause the price of our ADSs to fluctuate significantly more than the stock market as a whole. For example, trades involving a relatively small number of our ADSs may have a greater impact on the trading price for our ADSs than would be the case if their trading volume were higher. Accordingly, holders of our ADSs may not be able to liquidate a position in our ADSs in the desired time or at the desired price.

The fact that we do not expect to pay cash dividends may lead to decreased prices for our stock.

We have never paid a cash dividend on our ordinary shares and we do not anticipate paying any cash dividend. We intend to retain future cash earnings, if any, for reinvestment in the development and expansion of our business.

If the holders of our outstanding convertible notes, warrants and stock options convert their notes or exercise their warrants and options, your ownership may be diluted and our stock price may decline.

The issuance of our ordinary shares or ADSs upon conversion of the convertible notes and upon exercise of the share purchase warrants and stock options would result in dilution to the interests of other holders of our ADSs and ordinary shares.

As of May 21, 2007, we had outstanding convertible securities, including stock options and warrants, representing the right to acquire 40,709,226 ADSs (407,092,265 ordinary shares), or approximately 71.9% of our total outstanding shares as of May 21, 2007, including:

•	US$806,000 (A$972,000) in principal amount of notes that are convertible, at the option of the holders into 666,497 ADSs (6,664,970 ordinary shares);

•	warrants and investor options to purchase 37,652,966 ADSs (376,529,663 ordinary shares); and

•	stock options to purchase the equivalent of 2,389,763 ADSs (23,897,632 ordinary shares).

During the period from January 1, 2007 through May 21, 2007, holders of our convertible notes have exercised their options to convert US$6.3 million (A$7.6 million) in principal amount of and US$7,000 (A$8,000) in interest on the convertible notes for 3,894,477 ADSs (38,944,770 ordinary shares).

Under certain circumstances, the number of shares into which the remaining balance of the convertible notes can be converted will be increased. These circumstances include:

•	in the event that we issue securities at a price lower than the price at which the notes may then be converted; and

•	in the event that we issue a share dividend or otherwise recapitalize our shares.

The warrant exercise prices may also be adjusted under certain circumstances, including, among others, in the event we issue securities in a rights offering at a lower price than the exercise price, or in the event that we issue a share dividend or otherwise recapitalize our shares. Any such downward adjustment of the note conversion price or warrant exercise prices could result in a higher number of ADSs or ordinary shares being issued, resulting in further dilution to existing shareholders.

Future issuances and sales of our stock could dilute your ownership and cause our stock price to decline.

We intend to continue to finance our operations through the issuance of equity and convertible securities, if feasible, including by way of the public equity markets, private financings and debt. If we raise additional capital through the issuance of equity or securities convertible into equity, existing holders of our securities may experience dilution. Those securities may have rights, preferences or privileges senior to those of the holders of our ADSs and ordinary shares. Additional financing may not be available to us on favorable terms, and financing available at less favorable terms may lead to more substantial dilution of existing shareholders.

If we fail to comply with internal controls evaluations and attestation requirements our stock price could be adversely affected.

We are subject to United States securities laws, including the Sarbanes-Oxley Act of 2002, the Securities Exchange Act of 1934 and others and the rules and regulations adopted by the SEC pursuant to such acts. Based on our evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Securities Exchange Act of 1934, we have concluded that, as of June 30, 2006, our disclosure controls and procedures were ineffective in that we had insufficient accounting personnel who had sufficient knowledge and experience in U.S. GAAP and the SEC accounting requirements.

As a foreign private issuer, under Section 404 of the Sarbanes-Oxley Act and related regulations, we are required to perform an evaluation of our internal controls over financial reporting, including (1) management’s annual report on its assessment of the effectiveness of internal controls over financial reporting as at June 30, 2007 and (2) our independent registered public accounting firm’s annual audit of management’s assessment beginning as at June 30, 2008. If our foreign private issuer status were to change prior to June 30, 2007, the attestation requirement of our independent registered public accounting firm would be accelerated to cover the year ending June 30, 2007. We are in the early stages of the systems documentation and evaluation process. Combined with our initial testing of key internal controls during fiscal 2007 and the subsequent evaluation and testing by our independent registered public accounting firm commencing in fiscal 2008, we expect compliance with these requirements to be time-consuming and expensive. If we fail to complete the evaluation of our internal controls over financial reporting in time, if we identify material weaknesses in these internal controls or if our independent registered public accounting firm does not timely attest to our evaluation, we could be subject to regulatory scrutiny and decreased public confidence in our internal controls, which may adversely affect the market price of our stock.

Risks related to our recent acquisitions

The following risk factors relate to our acquisition of pSiMedica and our recent acquisition of CDS.

We may fail to integrate our operations successfully with the operations of CDS. As a result, pSivida and CDS may not achieve the anticipated benefits of the merger, which could adversely affect the price of our ADSs.

We entered into the merger agreement and consummated the merger with the expectation that the merger would result in benefits to the combined companies, including the opportunity to combine the two companies’ technologies, products and product candidates and the opportunity for us to establish a substantial presence in the U.S. that would facilitate access to U.S. markets. However, these expected benefits may not be fully realized. Failure of the combined company to meet the challenges involved with successfully integrating the personnel, products, technology and research and development operations of the two companies following the merger or to realize any of the other anticipated benefits of the merger, could have a material adverse effect on our business. Any such adverse effect could impair our financial condition and results of operations, or impair those of our subsidiaries, including pSivida Inc. These integration efforts may be difficult and time consuming, especially considering the highly technical and complex nature of each company’s products. The challenges involved in this integration include the following:

•	coordinating research and development operations in a rapid and efficient manner;

•	combining platform technologies of disparate sources;

•	demonstrating to collaboration partners that the merger will not result in adverse changes in technology focus or development standards;

•	retaining key alliances with collaboration partners;

•	absorbing costs and delays in implementing overlapping systems and procedures, including financial accounting systems and accounting principles;

•	persuading employees that our business culture and that of CDS are compatible, maintaining employee morale and retaining key employees; and

•	overcoming potential distraction of management attention and resources from the business of the combined company.

We may not successfully integrate our operations and technology with those of CDS in a timely manner, or at all. We may not realize the anticipated benefits of the merger to the extent, or in the timeframe anticipated which could significantly harm our business.

Our operating results could be adversely affected as a result of purchase accounting treatment, and the corresponding impact of amortization or impairment of other intangibles relating to the acquisitions, if the results of the combined company do not offset these additional expenses.

Under A-IFRS (effective from July 1, 2005), we accounted for the merger with CDS using the purchase method of accounting. Under purchase accounting, we recorded the market value of our ADSs, cash, other consideration issued in connection with the merger and direct transaction costs as the total cost of acquiring the business of CDS. We allocated that cost to the individual assets acquired and liabilities assumed, including identifiable intangible assets, based on their respective estimated fair values. The amount we allocated to goodwill was A$30.4 million, the amount we allocated to patents was A$88.5 million and the amount we allocated to in-process research and development, or IPR&D, was A$34.3 million, giving rise to a deferred tax liability of approximately A$32.5 million net of deferred tax assets. Similarly, in connection with the purchase accounting for the prior step acquisitions of pSiMedica, we allocated approximately A$55 million to patents and licenses and approximately A$22 million to goodwill. Goodwill is not subject to amortization, but is subject to at least an annual impairment analysis, which may result in an impairment charge if the carrying value of the cash-generating unit to which goodwill has been allocated exceeds its fair value. Through December 31, 2006, the amount allocated to the CDS patents which cover Retisert has been amortized based upon a 12-year useful life following completion of the merger, or approximately A$7.4 million per fiscal year, and the amount allocated to the pSiMedica patents and licenses has been amortized based upon a 9-year useful life following the merger, or approximately A$6.2 million per fiscal year. Acquired IPR&D is subject to annual impairment analysis, which may result in a write-down of its carrying value. At such time, if any, that the project included in acquired IPR&D is successfully developed and available for commercial use, it will become subject to amortization over its then estimated useful life. As a result, purchase accounting treatment of the merger will increase our net loss or decrease our net income in the foreseeable future, which could have a material and adverse effect on the future market value of our ADSs.

During the six months ended December 31, 2006, our market capitalization decreased to a level significantly less than the carrying value of our net assets at that date. Also, during December 2006, in response to a need to conserve cash, we implemented certain cost reduction measures. One impact of these measures was a delay in the expected time period during which we believe certain BrachySil product candidates will be approved and begin generating sales. Additionally, during December 2006, our assessment of the probable level of future sales of our Retisert product decreased as a result of both information provided by a third party and the actual level of sales achieved during the six month period. Under both A-IFRS and U.S. GAAP, these represent triggering events that required us to evaluate the recoverability of our intangible assets, including goodwill. Under A-IFRS, we recorded an asset impairment charge related to our intangible assets of A$83.4 million, and did not record any impairment under U.S. GAAP (see footnotes 4 and 9(a) of U.S. GAAP-reconciled financial statements for the six months ended December 31, 2006 included in our report on Form 6-K filed with the SEC on April 2, 2007 and incorporated herein by reference). Subsequent to the asset impairment described above, annual amortization under A-IFRS for the remaining carrying value of Retisert will be approximately A$2.2 million (based on the December 31, 2006 exchange rate). Amortization of the remaining carrying value of the pSiMedica patents and licenses under A-IFRS will be A$699,000 per year based on a revised estimated remaining useful life of eleven years (based on the December 31, 2006 exchange rate).

If CDS’ former stockholders sell substantial amounts of ADSs, the market price of ADSs may decline.

The resale by former CDS stockholders of our ADSs after the merger could cause the market price of our ADSs to decline. In connection with the merger, we issued 16,104,779 ADSs. While those ADSs were not initially freely tradable, we have registered their resale for stockholders entering into the registration rights agreement. Those ADSs became freely tradable under U.S. securities laws as of October 31, 2006.

We may have liability under the U.S. securities laws related to the recent changes to our outstanding convertible note.

On September 14, 2006, we revised certain terms of the initial subordinated convertible promissory note that we issued on November 16, 2005. In connection with the amendments, we repaid US$2.5 million (A$3.3 million) of the outstanding principal of the existing note and granted the selling security holder an additional warrant to purchase 5.7 million ADSs and a security interest in our current royalties. Because we had earlier filed a registration statement related to the ordinary shares represented by ADSs underlying the initial note and the warrant issued with it, the revisions to the note and the issuance of the additional warrant, and our subsequent filing of an amendment to our registration statement to include the shares issuable pursuant thereto, may have resulted in a violation of the federal securities laws.

If the investor were to bring an action in court successfully making such an argument, we could be required to rescind the modified note and warrants for a period of one year following the date of the violation. In addition, if it is determined that we offered securities without properly registering them under federal or state law, or securing an exemption from registration, regulators could impose monetary fines or other sanctions as provided under these laws.

FORWARD-LOOKING STATEMENTS

The statements incorporated by reference or contained in this prospectus discuss our future expectations, contain projections of our results of operations or financial condition, and include other forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended. Our actual results may differ materially from those expressed in forward-looking statements made or incorporated by reference in this prospectus. Forward-looking statements that express our beliefs, plans, objectives, assumptions or future events or performance may involve estimates, assumptions, risks and uncertainties. Therefore, our actual results and performance may differ materially from those expressed in the forward-looking statements. Forward-looking statements often, although not always, include words or phrases such as the following: “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “intends”, “plans”, “projection” and “outlook”.

You should not unduly rely on forward-looking statements contained or incorporated by reference in this prospectus. Various factors discussed in this prospectus, including, but not limited to, all the risks discussed in “Risk Factors” may cause actual results or outcomes to differ materially from those expressed in forward-looking statements. You should read and interpret any forward-looking statements together with these risks.

Any forward-looking statement applies only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness as of December 31, 2006 in accordance with A-IFRS. We have not included an “As Adjusted” column because we will not receive proceeds from the sale of ADSs by the selling security holders. Significant post-balance sheet changes to the table are discussed in the footnotes below.

As of
December 31, 2006
Unaudited
(In Australian Dollars)

Indebtedness
Short-term debt (secured, guaranteed) (1)(4)(8)	6,011,000
Long-term debt (secured, guaranteed (1)(4)(8)	4,712,000
Long-term debt (unsecured, unguaranteed (2)(5)(9)	759,000
Total debt	11,482,000

Stockholders' equity
Share capital (3)(4)(5)(6)(7)	233,097,000
Reserves	8,393,000
Deficit accumulated prior to development stage	(3,813,000)
Deficit accumulated during development stage	(153,857,000)
Total stockholders' equity	83,820,000
Total capitalization and indebtedness in accordance with A-IFRS	95,302,000

(1)
The secured, guaranteed debt is recorded net of A$5,194,000 of unamortized discount related to the compound embedded derivative and the freestanding warrants, which discount has been allocated proportionately between short-term and long-term debt.

(2)	The unsecured, unguaranteed debt is recorded net of A$7,111,000 of unamortized discount related to the compound embedded derivative and debt issue costs.

(3)
On February 22, 2007, we issued 50,044,132 ordinary shares to Australian, European and U.S. investors at A$0.23 per share (US$1.82 per ADS equivalent) for total proceeds of A$11.5 million (US$9.1 million) before costs. Each ordinary share was sold along with options to purchase two additional shares at an exercise price of A$0.23 per share which expire four years from issuance.

(4)
In March and April 2007, the selling security holder exercised its option to convert US$897,000 (A$1.1 million) in principal amount of and US$3,000 (A$4,000) in interest on its secured, guaranteed debt for 555,557 ADSs (5,555,570 ordinary shares).

(5)
In April 2007, certain holders exercised their options to convert US$5.4 million (A$6.6 million) in principal amount of and US$4,000 (A$5,000) in interest on their unsecured, unguaranteed debt for 3,338,920 ADSs (33,389,200 ordinary shares).

(6)
On April 4, 2007, in connection with the consummation of a collaborative research and license agreement, the licensee purchased 22,483,748 ordinary shares at A$0.2735 per share for total proceeds of US$5.0 million (A$6.1 million).

(7)
On April 4, 2007, we issued 40,896,705 ordinary shares to U.S. and European investors at A$0.2695 per share (US$2.19 per ADS equivalent) for total proceeds of A$11.0 million (US$9.0 million) before costs. Each two ordinary shares were sold along with an option to purchase one additional share at an exercise price of A$0.2695 which expire four years from issuance. Included in the total ordinary shares issued was 13,630,128 ordinary shares purchased by the selling security holder for A$3.7 million (US$3.0 million).

(8)
On May 15, 2007, we redeemed the remaining principal balance and accrued interest of the convertible note by a single payment of US$13.7 million (A$16.5 million)  which also represented an excess payment made in consideration of our ability to redeem earlier than the terms of the note permitted.

(9)
On May 15, 2007, we issued an irrevocable redemption notice to the holders of our unsecured, unguaranteed debt pursuant to which we agreed to redeem on June 14, 2007 the entire remaining balance of the debt of US$806,000 (A$970,000) by making a payment equal to 108% of the sum of the then outstanding principal balance and accrued and unpaid interest thereon as of June 14, 2007. In the absence of any interim conversions of such debt, we expect that payment to be US$885,000 (A$1.1 million).

THE OFFERING

On November 16, 2005, we issued a subordinated convertible promissory note in the principal amount of US$15.0 million in a private placement to the selling security holder. At the same time, we issued to the selling security holder a warrant to purchase 633,803 of our ADSs. On September 14, 2006, we and the selling security holder amended the terms of the subordinated convertible promissory note. In connection with that amendment, we issued to the selling security holder an additional warrant to purchase up to 5.7 million ADSs at a price of US$1.80 per ADS, subject to anti-dilution provisions in the event of a rights offering and further subject to adjustment for stock splits, combinations or similar events. The warrant is currently exercisable and expires five years from the date of issuance.

In connection with a second amendment agreement, dated December 29, 2006, we issued to the selling security holder an additional warrant to purchase 1.5 million ADSs exercisable for five years with an exercise price of US$2.00 per ADS and agreed to issue a further warrant to purchase up to 4.0 million ADS under the same terms at a later date.

On May 15, 2007, we and the selling security holder amended the second amendment agreement and completed the transactions contemplated thereby pursuant to which we issued warrants to purchase ADSs with a term of five years as follows:

•	4.0 million ADSs, as previously agreed, with an exercise price of US$2.00 per ADS;

•	4.0 million ADSs with an exercise price of US$1.57 per ADS;

•	1.0 million ADSs with an exercise price of US$1.95 per ADS; and

•	2,341,347 ADSs with an exercise price of US$1.21 per ADS.

We intend to use the proceeds from any exercise of the warrants for working capital and general corporate purposes. We will not receive any proceeds from the selling security holder from the sale of the ADSs pursuant to this prospectus.

Pursuant to a second amended and restated registration rights agreement, we have agreed to register for resale 130% of the number of ADSs issuable upon exercise of the warrants issued to the selling security holder in the amendments of the private placement. Pursuant to that agreement, we have filed with the SEC the registration statement, of which this prospectus is a part, to register the resale of those ADSs. We will amend the registration statement from time to time to register the resale of additional ADSs, if necessary, to cover any ADSs in excess of those already registered that we are required to issue to the selling security holder.

This prospectus relates to the offer and sale by the selling security holder during the period in which the registration statement containing this prospectus is effective of up to 24,103,751 ADSs. Such number also includes a number of ADSs that may be issued and resold to prevent dilution resulting from stock splits, stock dividends or similar transactions.

The ADSs offered under this prospectus may be sold by the selling security holder on the NASDAQ Global Market, in negotiated transactions with a broker-dealer or market maker as principal or agent, or in privately negotiated transactions not involving a broker or dealer. Information regarding the selling security holder, the ADSs it is offering to sell under this prospectus and the times and manner in which it may offer and sell those shares is provided in the sections of this prospectus captioned “Selling Security Holder,” “Plan of Distribution” and “Description of Securities”.

The registration of ADSs pursuant to this prospectus does not necessarily mean that any of those ADSs will ultimately be offered for sale by the selling security holder.

USE OF PROCEEDS

The proceeds from the sale of ADSs offered pursuant to this prospectus are solely for the account of the selling security holder. Accordingly, we will receive no proceeds from the sale of the ADSs. However, we may receive cash consideration of approximately US$32.3 million in connection with the exercise of the warrants. We would use such proceeds for general corporate purposes.

SELLING SECURITY HOLDER

The ADSs being offered by the selling security holder are issuable upon exercise of warrants. For additional information regarding the warrants, see “The Offering” above. We are registering the ADSs in order to permit the selling security holder to offer and sell the ADSs for resale from time to time. Except for the purchase and ownership of a subordinated convertible note, as amended, and warrants and its purchase from us of ordinary shares and options in a subsequent private placement, the selling security holder has not had any material relationship with us within the past three years.

The table below states the name of the selling security holder and other information regarding the selling security holder’s beneficial ownership of our ADSs. The second column lists the number of ADSs beneficially owned by the selling security holder prior to the offering, based, in part, on its ownership of warrants to purchase ADSs as of May 21, 2007, assuming complete exercise of the warrants held by the selling security holder on that date, without regard to any limitations on exercise imposed by those instruments. The third column lists the ADSs being offered by this prospectus by the selling security holder. The fourth column lists the number of ADS beneficially owned by the selling security holder after the offering and assumes the sale of all of the ADSs offered by the selling security holder pursuant to this prospectus.

In accordance with the terms of our registration rights agreement with the selling security holder, this prospectus generally covers the resale of at least 130% of the maximum number of ADSs issuable upon exercise of the warrants (without taking into account any limitations on the exercise of the warrants set forth in the warrants). Because the exercise price of the warrants may be adjusted, the number of ADSs that will actually be issued may be more or less than the number of ADSs being offered by this prospectus. We will amend this prospectus and the Registration Statement of which it is a part to register ADSs issued to the selling security holder in excess of those offered hereby, if any.

Under the terms of the warrants, the selling security holder may not exercise the warrants, to the extent such exercise would cause the selling security holder, together with its affiliates, to beneficially own a number of ordinary shares (directly or indirectly through ADSs) which would exceed 4.99% of our then outstanding ordinary shares following such exercise, excluding for purposes of such determination ordinary shares or ADSs issuable upon exercise of warrants that have not been exercised. The number of shares in the second column below does not reflect this limitation. The selling security holder may sell all, some or none of its ADSs in this offering. See “Plan of Distribution.”

The ADSs offered by this prospectus may be offered from time to time by the persons or entities named below:

Name of Selling Security Holder	Number of ADSs Beneficially Owned Prior to Offering (1)	Number of ADSs to be Sold Pursuant to this Prospectus (2)	Number of ADSs Beneficially Owned After Offering
Castlerigg Master Investments Ltd. (3)	21,275,713	18,541,347	2,734,366

(1) The number of ADSs beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which an individual has sole or shared voting power or investment power and also any shares which an individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right. The ADSs listed in this column include ADSs underlying the warrants acquired in November 2005, on September 14, 2006, on December 29, 2006, and on May 15, 2007, in each case, which the selling security holder has the right to acquire within 60 days of May 21, 2007. The shares listed in this column do not reflect the 4.99% ownership limitation noted above. Unless otherwise indicated, the selling security holder has sole voting and investment power with respect to the ordinary shares it holds through its ADSs. The inclusion of any ADSs or ordinary shares in this table does not constitute an admission of beneficial ownership for the selling security holder.

(2) Assumes the full exercise of the warrants issued to the selling security holder on September 14, 2006, December 29, 2006 and May 15, 2007. Pursuant to Rule 416 of the Securities Act, this registration statement also covers any additional ADSs that become issuable in connection with the ordinary shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of our outstanding ordinary shares.

(3) Sandell Asset Management Corp. (“SAMC”) is the investment manager of Castlerigg Master Investments Ltd. (“Master”). Thomas Sandell is the controlling person of SAMC and may be deemed to share beneficial ownership of the shares beneficially owned by Master. Castlerigg International Ltd. (“Castlerigg International”) is the controlling shareholder of Castlerigg International Holdings Limited (“Holdings”). Holdings is the controlling shareholder of Master. Each of Holdings and Castlerigg International may be deemed to share beneficial ownership of the shares beneficially owned by Castlerigg Master Investments. SAMC, Mr. Sandell, Holdings and Castlerigg International each disclaims beneficial ownership of the securities with respect to which indirect beneficial ownership is described. Master’s address is c/o SAMC, 40 West 57th Street, New York, New York 10019.

PLAN OF DISTRIBUTION

We are registering the ADSs issuable upon exercise of the warrants to permit the resale of these ADSs by the selling security holder from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling security holder of the ADSs. We will bear all fees and expenses incident to our obligation to register the ADSs.

The selling security holder may sell all or a portion of the ADSs beneficially owned by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the ADSs are sold through underwriters or broker-dealers, the selling security holder will be responsible for underwriting discounts or commissions or agent’s commissions. The ADSs may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the ADSs as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	pursuant to Rule 144 under the Securities Act;

•	broker-dealers may agree with the selling security holder to sell a specified number of such ADSs at a stipulated price per ADS;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling security holder effects such transactions by selling ADSs to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling security holder or commissions from purchasers of the ADSs for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the ADSs or otherwise, the selling security holder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the ADSs in the course of hedging in positions they assume. The selling security holder may also sell ADSs short and deliver ADSs covered by this prospectus to close out short positions. The selling security holder may also loan or pledge ADSs to broker-dealers that in turn may sell such ADSs.

The selling security holder may pledge or grant a security interest in some or all of the warrants or the ADSs owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the ADSs from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holder under this prospectus. The selling security holder also may transfer and donate the ADSs in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling security holder and any broker-dealer participating in the distribution of the ADSs may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the ADSs is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of ADSs being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling security holder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the ADSs may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the ADSs may not be sold unless such ADSs have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that the selling security holder will sell any or all of the ADSs registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling security holder and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the ADSs by the selling security holder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the ADSs to engage in market-making activities with respect to the ADSs. All of the foregoing may affect the marketability of the ADSs and the ability of any person or entity to engage in market-making activities with respect to the ADSs.

We will pay all expenses of the registration of the ADSs pursuant to the registration rights agreement, estimated to be US$763,274 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling security holder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling security holder against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling security holder will be entitled to contribution. We may be indemnified by the selling security holder against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling security holder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the ADSs will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF SECURITIES

For a full description of our ADSs and the underlying ordinary shares, please see the documents identified in the section “Incorporation by Reference”. As of May 21, 2007, 565,950,830 ordinary shares were issued and outstanding.

LEGAL MATTERS

The validity of the ordinary shares underlying the warrants will be passed upon by Blake Dawson Waldron, Level 32, Exchange Plaza, 2 The Esplanade, Perth, WA 6000, Australia, our Australian counsel.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 20-F for the year ended June 30, 2006 have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The audited historical financial statements of CDS for the three year period ended December 31, 2004, included in pSivida Limited’s Form 6-K furnished to the SEC on December 22, 2005 have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of said firm as experts in auditing and accounting.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a public company incorporated under the laws of Western Australia. Most of our directors and executive officers and current employees named in this prospectus reside outside the United States, and the assets of those non-resident directors and most of our assets are located outside the United States. It may be difficult for investors to effect service of process upon these directors and executive officers. In addition, there may be difficulties in certain circumstances in using the courts of Australia to enforce judgments obtained in United States courts in actions against us or our directors, including judgments based on the civil liability provisions of the federal securities laws of the United States.

EXPENSES

We will pay all expenses in connection with the registration and sale of the ADSs by the selling security holder. The estimated expenses of issuance and registration are set forth below.

SEC Registration Fees	US$	5,161
Transfer Agent Fees	US$	723,113
Legal Fees and Expenses	US$	15,000
Accounting Fees and Expenses	US$	15,000
Miscellaneous (including EDGAR filing costs)	US$	5,000
Total	US$	763,274

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act, we have filed with the SEC a registration statement on Form F-3, of which this prospectus is a part, with respect to the securities offered hereby. This prospectus does not contain all of the information included in the registration statement. Statements in this prospectus concerning the provisions of any document are not necessarily complete. You should refer to the copies of the documents filed as exhibits to the registration statement or otherwise filed by us with the SEC for a more complete understanding of the matter involved. Each statement concerning these documents is qualified in its entirety by such reference.

We are subject to the information reporting requirements of the Securities and Exchange Act of 1934, as amended, applicable to foreign private issuers, and we comply with those requirements by submitting reports to the SEC. Those reports or other information may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings and submissions also are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file quarterly and current reports with the SEC, unlike United States companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within six months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information that we file with them. This means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be part of this prospectus, and later information we file with the SEC will update and supersede this information. We incorporate by reference the documents listed below:

•	Our Annual Report on Form 20-F for the fiscal year ended June 30, 2006, filed with the SEC on December 8, 2006;

•
The audited historical financial statements of CDS as of December 31, 2004 and 2003 and for each of the three years in the period December 31, 2004, included in our report on Form 6-K furnished to the SEC on December 22, 2005;

•	Our report on Form 6-K furnished to the SEC on December 20, 2006;

•	Our report on Form 6-K furnished to the SEC on January 3, 2007;

•	Our report on Form 6-K furnished to the SEC on January 4, 2007;

•	Our report on Form 6-K furnished to the SEC on January 23, 2007;

•	Our report on Form 6-K furnished to the SEC on January 30, 2007;

•	Our report on Form 6-K furnished to the SEC on January 31, 2007;

•	Our report on Form 6-K furnished to the SEC on February 20, 2007;

•	Our report on Form 6-K furnished to the SEC on February 22, 2007;

•	Our report on Form 6-K furnished to the SEC on February 27, 2007;

•	Our report on Form 6-K furnished to the SEC on February 28, 2007;

•	Our report on Form 6-K filed with the SEC on April 2, 2007;

•	Our reports on Form 6-K furnished to the SEC on April 4, 2007;

•	Our report on Form 6-K furnished to the SEC on April 5, 2007;

•	Our reports on Form 6-K furnished to the SEC on April 13, 2007;

•	Our reports on Form 6-K furnished to the SEC on April 17, 2007;

•	Our reports on Form 6-K furnished to the SEC on April 19, 2007;

•	Our report on Form 6-K furnished to the SEC on April 23, 2007;

•	Our report on Form 6-K furnished to the SEC on April 26, 2007;

•	Our report on Form 6-K furnished to the SEC on April 30, 2007;

•	Our report on Form 6-K furnished to the SEC on May 1, 2007;

•	Our report on Form 6-K furnished to the SEC on May 7, 2007;

•	Our reports on Form 6-K furnished to the SEC on May 16, 2007;

•	Our report on Form 6-K furnished to the SEC on May 18, 2007; and

•
The description of our securities contained in our Registration Statement on Form 20-F, filed with the SEC on January 20, 2005 and any amendment or report filed for the purpose of updating that description.

In addition, all subsequent annual reports filed on Form 20-F prior to the termination of this offering are incorporated by reference into this prospectus. Also, we may incorporate by reference our future reports on Form 6-K by stating in those Forms that they are being incorporated by reference into this prospectus.

This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports we file with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

Upon your written or oral request, we will provide at no cost to you a copy of any and all of the information that is incorporated by reference in this prospectus.

Requests for such documents should be directed to:

Lori Freedman, Esq.
Vice President, Corporate Affairs, General Counsel and Secretary
pSivida Limited
400 Pleasant Street
Watertown, MA 02472
Telephone: (617) 926-5000

You may also access the documents incorporated by reference in this prospectus through our website www.psivida.com. Except for the specific incorporated documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus or the registration statement of which it forms a part.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers

Constitution

Our constitution states that we must, to the extent the person is not otherwise indemnified, indemnify every officer of pSivida or its wholly-owned subsidiaries. Whilst our constitution provides that we may indemnify our auditors against any liabilities to third parties arising from service to pSivida, except for any liabilities arising out of conduct involving a lack of good faith, no actual indemnification has been provided or sought. Further, we hereby acknowledge that such indemnifications are deemed to be unenforceable under U.S. securities laws, and we hereby undertake not to provide such indemnification in the future.

In addition, we may advance funds to cover legal costs incurred by any officer or auditor in defending against liabilities arising from service to pSivida.

The Australian Corporations Act 2001 permits a company to purchase and maintain insurance on behalf of directors, other officers or auditors of pSivida against any liability (other than legal costs) except liability arising out of conduct involving a willful breach of duty, the improper use of information acquired by virtue of his or her position, or the improper use of his or her position to gain an advantage for himself or herself or any other person, or to cause detriment to pSivida. Our constitution authorizes us to purchase and maintain liability insurance, subject to Australian law.

We confirm that we have not, nor do we have an obligation or arrangement to, advance funds to our auditors to cover legal costs or purchase or maintain insurance on behalf of our auditors. We hereby acknowledge that such obligations or arrangements are deemed unenforceable under U.S. Securities laws and we hereby undertake not to provide or seek any such obligation or arrangement in the future. Our auditors have earlier provided the SEC with similar assurances.

The indemnity in favor of officers is a continuing indemnity which applies in respect of all acts done by a person while an officer of pSivida or one of its wholly owned subsidiaries even though the person is not an officer at the time the claim is made.

Subject to Australian law, we may enter into an indemnification agreement with a person who is or has been an officer of pSivida or any of its subsidiaries, to give effect to the indemnification rights provided for in the Constitution.

Australian Law

Section 199A(1) of the Corporations Act 2001 (Commonwealth) provides that a company or a related body corporate must not exempt a person from a liability to the company incurred as an officer of the company. Section 199A(2) of the Corporations Act provides that a company or a related body corporate must not indemnify a person against any of the following liabilities incurred as an officer of the company:

•  a liability owed to the company or a related body corporate;

•  a liability for a pecuniary penalty order or compensation order under specified provisions of the Corporations Act; or

•  a liability that is owed to someone other than the company or a related body corporate that did not arise out of conduct in good faith.

Section 199A(2) does not apply to a liability for legal costs.

Section 199A(3) provides that a company or a related body corporate must not indemnify a person against legal costs incurred in defending an action for a liability incurred as an officer of the company if the costs are incurred:

•  in defending or resisting proceedings in which the person is found to have a liability for which they could not be indemnified under Section 199A(2); or

•  in defending or resisting criminal proceedings in which the person is found guilty; or

•  in defending or resisting proceedings brought by the Australian Securities and Investments Commission (ASIC) or a liquidator for a court order if the grounds for making the order are found by the court to have been established (this does not apply to costs incurred in responding to actions taken by ASIC or a liquidator as part of an investigation before commencing proceedings for the court order); or

•  in connection with proceedings for relief to the person under the Corporations Act in which the court denies the relief.

Section 199B of the Corporations Act provides that a company or a related body corporate must not pay, or agree to pay, a premium for a contract insuring a person who is or has been an officer of the company against a liability (other than one for legal costs) arising out of:

•  conduct involving a willful breach of any duty in relation to the company; or

•  a contravention of the officer’s duties under the Corporations Act not to improperly use their position or make improper use of information obtained as an officer.

For the purpose of Sections 199A and 199B, an “officer” of a company includes:

•  a director or secretary;

•  a person who makes, or participates in making, decisions that affect the whole, or a substantial part, of the business of the company;

•  a person who has the capacity to significantly affect the company’s financial standing; and

•  a person in accordance with whose instructions or wishes the directors of the company are accustomed to act.

Item 9. Exhibits

Exhibit No.	Exhibit Title
2.1	Merger Agreement, dated October 3, 2005, among pSivida Limited, pSivida Inc., and Control Delivery Systems Inc. (b)

4.1	Deposit Agreement, by and among pSivida Limited, Citibank, N.A. and the Holders and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts Issued Thereunder (c)

4.2	Securities Purchase Agreement, dated October 5, 2005, between pSivida Limited and the investor listed on the Schedule of Buyers attached thereto (d)

4.3	Letter Agreement, dated October 17, 2006, between pSivida Limited and Castlerigg Master Investments Ltd. (f)

4.4	Amended and Restated Second Amendment Agreement, dated May 15, 2007, between pSivida Limited and Castlerigg Master Investments Ltd. (h)

4.5	Series A Warrant for the purchase of 5,700,000 ADRs, dated September 14, 2006 (e)

4.6	Series C Warrant for the purchase of 1,500,000 ADRs, dated December 29, 2006 (g)

4.7	Series D Warrant for the purchase of 4,000,000 ADRs, dated May 15, 2007 (h)

4.8	Series E Warrant for the purchase of 4,000,000 ADRs, dated May 15, 2007 (h)

4.9	Series F Warrant for the purchase of 1,000,000 ADRs, dated May 15, 2007 (h)

4.10	Series G Warrant for the purchase of 2,341,347 ADRs, dated May 15, 2007 (h)

4.11	Second Amended and Restated Registration Rights Agreement, dated May 15, 2007, between pSivida Limited and Castlerigg Master Investments Ltd. (h)

5.1	Legal Opinion of Blake Dawson Waldron, dated May 23, 2007 (a)

23.1	Consent of Blake Dawson Waldron (contained in the opinion filed as Exhibit 5.1 to this Registration Statement)

23.2	Consent of PricewaterhouseCoopers LLP, dated May 23, 2007 (a)

23.3	Consent of Deloitte Touche Tohmatsu, dated May 23, 2007 (a)

24.1	Power of Attorney (included on the signature page of this Registration Statement)

(a) Filed herewith.
(b) Incorporated by reference to the registrant’s later filing on Form 6-K (Commission file number 000-51122) filed on October 4, 2005. The agreement filed omitted certain schedules containing immaterial information; the registrant agrees to furnish supplemental copies of any omitted schedules to the Commission upon request.
(c) Incorporated by reference to the registrant’s filing on Form F-6 (Commission file number 333-122158) filed on January 19, 2005.
(d) Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on November 15, 2005.
(e) Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on September 15, 2006.
(f) Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on October 18, 2006.
(g) Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on January 3, 2007.
(h) Incorporated by reference to the registrant’s filing on Form 6-K (Commission file number 000-51122) filed on May 16, 2007.

Item 10. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required in Section 10(a)(3) of the Securities Act of 1933;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)  To include any material information with respect to the “Plan of Distribution” not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that:

(A)
Paragraphs (1)(i) and (1)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post- effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and

(B)
Paragraphs (1)(i), (1)(ii) and (1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424 (b) that is part of the registration statement.

(C)
Provided further, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 or Form S-3, and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)
To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in Form F-3;

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A)
Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)   If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 8 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Watertown, Massachusetts on May 24, 2007.

PSIVIDA LIMITED

By:	/s/ Paul Ashton
Name: Paul Ashton
Title: Managing Director

By:	/s/ Michael J. Soja
Name: Michael J. Soja
Title: Vice President, Finance and Chief Financial Officer

Each of the undersigned hereby constitutes and appoints Paul Ashton and Michael J. Soja, in each case acting individually, his true and lawful attorney-in-fact, with power of substitution and resubstitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated as of May 24, 2007.

Name	Title
/s/Paul Ashton	Managing Director, (principal executive officer)
Name: Paul Ashton /s/Stephen Lake	Director
Name: Stephen Lake /s/David Mazzo	Chairman of the Board of Directors
Name: David Mazzo /s/Michael W. Rogers	Director
Name: Michael W. Rogers /s/ Michael J. Soja	Vice President, Finance and Chief Financial Officer,
Name: Michael J. Soja	Authorized Representative in the United States (principal accounting officer)